UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                 Amendment No.:

                 Name of Issuer: NAVIOS MARITIME HOLDINGS, INC.

          Title of Class of Securities: COMMON STOCK $0.0001 PAR VALUE

                             CUSIP Number: Y62196103

     Date of Event Which Requires Filing of This Statement: October 10, 2005

                   Check the appropriate box to designate the
                      rule pursuant to which this Schedule
                                    is filed:
                                [x] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                     Notes).



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1.      Name of Reporting Person and S.S. or I.R.S. Identification No of Above
        Person: Pequot Capital Management, Inc.
        Tax ID: 06-1524885

2. Check the Appropriate Box if a Member of a Group a.
        b.

3.      SEC Use Only

4.      Citizenship or Place of Organization: Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With:

       5. Sole Voting Power: 6,207,700

       6. Shared Voting Power: 0

       7. Sole Dispositive Power: 6,410,400

       8. Shared Dispositive Power: 0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:
        6,410,400

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

11. Percent of Class Represented by Amount in Row (9): 14.56%

12. Type of Reporting Person: IA, CO




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Item 1(a) Name of Issuer:  NAVIOS MARITIME HOLDINGS, INC.

     1(b) Address of Issuer's Principal Executive Offices:
          67 Notara Street, Piraeus, Greece 185 35

Item 2(a)-(c). Name, Principal Business Address, and Citizenship of Persons
               Filing:
               Pequot Capital Management, Inc., 500 Nyala Farm Road, Westport, CT, 06880, which is a Connecticut corporation.

     (d) Title of Class of Securities: COMMON STOCK $0.0001 PAR VALUE

     (e) CUSIP Number: Y62196103

Item 3. This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).
        Pequot Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4. Ownership.
        Ownership as of October 10, 2005 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person. The number of shares reported in items (5) - (9) and (11) consists of 2,293,600 shares and 4,116,800 shares issuable upon the exercise of certain warrants held for the accounts of the Reporting Person's clients. Certain of the shares and the warrants reported in items (5) -
        (9) and (11) were acquired through the purchase of units of the Issuer, each of which consists of one share and two warrants to purchase shares.

Item 5. Ownership of Five Percent or Less of a Class.
            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
        The Reporting Person is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares which are the subject of this filing through the investment discretion the Reporting Person exercises over its clients' accounts. Although such accounts do not have beneficial ownership of such shares for purposes of Section 13 and Section 16 of the Securities Exchange Act of 1934, two accounts of the Reporting Person, Pequot Scout Fund, L.P. and Pequot Navigator Offshore Fund, Inc., each own of record more than 5% of the Issuer's outstanding shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
            Not applicable.

Item 8. Identification and Classification of Members of the Group.
            Not applicable.

Item 9. Notice of Dissolution of the Group.
            Not applicable.

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the Securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2005

PEQUOT CAPITAL MANAGEMENT, INC.

By: /s/  Aryeh Davis
    -------------------------------
    Title: Chief Operating Officer,
           General Counsel and Secretary